EXHIBIT 21

LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Full House Subsidiary, Inc.	Delaware

Full House Subsidiary II, Inc.	Nevada

Stockman’s Casino	Nevada

Gaming Entertainment (Indiana) LLC	Nevada

Gaming Entertainment (Nevada) LLC	Nevada

Silver Slipper Casino Venture LLC	Delaware